UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Dex Media, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

      25213A107
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               May 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25213A107

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 2,231,132 (See Note 1 to Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,231,132 (See Note 1 to Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON IA

This Amendment No.1 reflects the shares of Common Stock (the “Common Stock”) of Dex Media, Inc. (the “Issuer”) reported herein by Paulson & Co. Inc. (the “Reporting Person” or “Paulson”) as of May 16, 2013 and amends and supplements the Schedule 13D filed originally on May 10, 2013 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein by the Reporting Person were acquired in the open market and pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated December 5, 2012 (the "Merger Agreement") by and among SuperMedia Inc. (“SuperMedia”), Dex One Corporation (“Dex One”), and other parties thereto.  Pursuant to the terms of the Merger Agreement, SuperMedia and Dex One combined into a new company, the Issuer.  Under the terms of the Merger Agreement, SuperMedia’s stockholders received 0.4386 shares of Issuer Common Stock for each share of SuperMedia common stock that they owned, and Dex One stockholders received 0.20 shares of Issuer Common Stock for each share of Dex One share they owned.  A total of approximately $172,390,465 was paid to acquire Common Stock in the open market and the securities that were exchanged for shares of Common Stock in the merger.  The consideration to acquire such securities was derived from available capital of the Funds managed by Paulson.

Item 5.  Interest in Securities of the Issuer

           (a) Amount beneficially owned: 2,231,132 (see Note 1)
                 Percent of class: 13.0%

           (b) Number of Common Shares as to which Paulson has:
 (i) Sole power to vote or direct the vote: 2,231,132 (see Note 1)
 (ii) Shared power to vote or direct the vote: 0
 (iii) Sole power to dispose or direct the disposition: 2,231,132 (see Note 1)
 (iv) Shared power to dispose or direct the disposition: 0

(c).  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Person during the past sixty days (other than those previously reported on this Schedule 13D) is attached as Exhibit 1.

(d).  Not applicable.

(e).  Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I:          Instruction C Person Information (previously filed)

Exhibit 1:	List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2013

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
   Chief Compliance Officer

EXHIBIT 1
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

The following lists transactions effected by the Reporting Person during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Date	Security	Amount of Options Bought (Sold)	Approx. price ($) per Share (excl. commissions)
05/14/2013	Common Stock	201,636	$16.9102
05/15/2013	Common Stock	149,469	$17.0336
05/16/2013	Common Stock	1,100	$17.0673

The above transactions were effected on the open market.